SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

May 25, 2010

VIA EDGAR TRANSMISSION and by HAND DELIVERY

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549-3010

Re:	Nevada Property 1 LLC Registration Statement on Form 10
Filed on April 9, 2010
File No. 000-53938

Dear Ms. Garnett:

On behalf of Nevada Property 1 LLC (the “Company”), enclosed please find a copy of the revised Registration Statement (the “Revised Registration Statement”) on Form 10 (the “Registration Statement”) which has been changed since the version that was first filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2010. Also enclosed is a copy of the Revised Registration Statement marked to show changes from the original filing. The changes in the Revised Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated May 12, 2010 (the “Comment Letter”). We are also delivering today to Mr. Mark Rakip, Mr. Bob Telewicz and Ms. Stacie Gorman of the Staff copies of both a clean and marked copy of the Revised Registration Statement, together with a copy of this letter.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers and footnotes in the responses refer to pages and footnotes, respectively, of the marked version of the Revised Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Registration Statement.

General

1.	It appears that you are filing voluntarily under Section 12(g) of the Securities Exchange Act. Please tell us why you are registering this class of securities.

The Company is filing the Registration Statement in order to register its Class A Membership Interests voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended.

As noted in the Registration Statement, the Company is registering its Class A Membership Interests in order to meet the definition of “publicly traded corporation” as set forth in Nevada Rev. Stat. 463.487. Meeting this definition limits the security holders of the Company, who must as a matter of law file applications for findings of suitability with the Nevada Gaming Authorities, to the holders of voting securities. This was done in order to minimize the cost, complexity and consumption of time involved in the processing of the Company’s application for licensure and associated applications with the Nevada Gaming Authorities.

2.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

The Company acknowledges that the Registration Statement will become effective on June 9, 2010 and, on such date, the Company will become subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

In response to the Staff’s comment, the Company continues to monitor the updating requirements of Rule 3-12 of Regulation S-X and has updated the financial information in the Revised Registration Statement as necessary to comply with Rule 3-12 of Regulation S-X. To that end, the Company has updated the Revised Registration Statement to include financial information for the three months ended March 31, 2010.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

Item 1. Business, page 1

4.	We note the disclosure on page 23 regarding your co-existence agreement with Hearst Communications, Inc., which governs your use of the “Cosmopolitan” name and marks. Please revise the description of your business to include a discussion of this agreement and the limits on your use of the “Cosmopolitan” name and marks. Refer to Item 101(c)(iv) of Regulation S-K. In addition, please file the agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has added disclosure on page 7 of the Revised Registration Statement to include a description of the co-existence agreement between the Company and Hearst Communications, Inc. (“Hearst”) and the limits on the Company’s use of the name “Cosmopolitan” and marks. In response to the Staff’s request that the co-existence agreement be filed as an exhibit to the Registration Statement, the Company respectfully submits that the agreement is not a contract material to the Company that would require it to be filed as an exhibit to the Registration Statement. Rather, the co-existence agreement is a confidential settlement between the Company and Hearst in connection with the settlement and dismissal of all trademark infringement claims that were the subject of an ongoing lawsuit between the parties. It is not a license or a similar type of contract to use the name “Cosmopolitan” that is material to the Company’s business. Further, as disclosed in the Revised Registration Statement, the co-existence agreement sets out defined parameters on the Company’s use of the name “Cosmopolitan.” The Company is not dependent on the co-existence agreement to conduct its business and the agreement does not require any amounts to be paid by the Company to Hearst for the use of the name “Cosmopolitan.” Accordingly, the Company is not required to pay any royalties or make any other types of payment to Hearst in connection with the use of the name “Cosmopolitan.” In the event there is any alleged breach of the agreement the parties would have to negotiate a resolution or commence litigation. The Company also believes that filing the co-existence agreement as an exhibit to the Registration Statement would give undue significance to this agreement that may also lead to a misperception that the Company has entered into a licensing arrangement with Hearst, which is not the case.

5.	We note your disclosure on page 23 that your business is seasonal. Please provide a discussion of seasonality along with the description of your business. Refer to Item 101(c)(1)(v).

The Company has revised its disclosure on pages 8 and 23 of the Revised Registration Statement to add a discussion of seasonality along with the description of its business.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

6.	We note that you have two wholly-owned subsidiaries, Nevada Restaurant Venture 1, LLC and Nevada Retail Venture 1, LLC. Please revise to add disclosure regarding these entities.

The Company has revised its disclosure as requested. Please see page 1 of the Revised Registration Statement. The Company has also added disclosure on page 1 regarding Nevada Employer LLC, its other wholly-owned subsidiary.

Overview of the Cosmopolitan, page 3

7.	We note your disclosure that you will have 2,008 hotel and condominium-hotel style units. However, on page 5, you state that you will have 2,995 hotel and condominium-hotel style units. Please revise your disclosure as appropriate to address this discrepancy.

The Company has revised its disclosure on page 6 of the Revised Registration Statement to address this discrepancy.

Risk Factors, page 16

8.	Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 21 regarding the risks relating to internal control over financial reporting. Alternatively, please revise such risk factors to demonstrate risks specific to you.

The Company has reviewed the risk factors and has eliminated those that are generic to any public company. In addition to deleting the risk factor regarding the risks relating to internal control over financial reporting previously disclosed on page 21 of the Registration Statement, the Company has also deleted from the Revised Registration Statement the risk factors regarding the potential risks arising from terrorism or military conflict and the risks relating to uninsured and underinsured losses.

Management’s Discussion and Analysis of Financial Condition... page 28

Liquidity, page 31

9.	Refer to the last paragraph on page 31. Please expand the disclosure to describe the types of capital expenditures you will need to make to comply with applicable laws and regulations.

The Company has revised its disclosure on pages 17 and 31 of the Revised Registration Statement to provide a description of the types of capital expenditures it will need to make to comply with applicable laws and regulations.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

10.	Refer to the first paragraph on page 32. Please revise to clarify the significance of the reference to Deutsche Bank’s capitalization. Disclose whether Deutsche Bank has any obligation to provide you with funding should you need additional capital or financing to support future growth. If you choose to retain this disclosure, please also explain the term “Tier I capital ratio.”

In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Revised Registration Statement and has deleted the reference to Deutsche Bank’s capitalization, as well as the term “Tier 1 capital ratio.” Further, the Company has added disclosure on page 30 of the Revised Registration Statement to disclose that Deutsche Bank AG Cayman Island Branch has no obligation to provide the Company additional funding beyond the $3.9 billion credit facility. The Company has also made such revisions in other relevant parts of the Revised Registration Statement.

11.	We note that you maintain a credit facility with Deutsche Bank AG Cayman Island Branch. Please file this agreement in accordance with Item 601(b)(10)(ii) of Regulation S-K or tell us why you believe you are not required to file it.

The Company has filed the credit agreements with Deutsche Bank AG Cayman Island Branch as exhibits to the Revised Registration Statement as requested. Please see the Exhibit Index to the Revised Registration Statement.

12.	Please revise to describe how interest rates on your existing credit facility are calculated every three months. Also, disclose the dates that interest and principal payments are due under this facility.

The Company has revised its disclosure on page 30 of the Revised Registration Statement, as well as in other relevant parts of the Revised Registration Statement where such disclosure was appropriate.

Item 5. Directors and Executive Officers, page 34

13.	Please revise your disclosure of the experience of your officers and director to provide the year each individual’s employment began and ended with each entity where he or she was employed during the last five years.

The Company has revised its disclosure as requested. Please see pages 35, and 36 of the Revised Registration Statement.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

14.	We note your disclosure that Mr. Hong has served as the Chief Development Officer since 2007. Please revise to clarify when Mr. Hong began working for you and when he began working for Cosmo Senior Borrower, LLC.

The Company has revised its disclosure as requested. Please see page 36 of the Revised Registration Statement.

Item 6. Executive Compensation, page 37

Compensation Discussion and Analysis, page 37

15.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please revise to disclose the reasons for the differences in the amounts of compensation awarded to the named executive officers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 38 and 39 in order to disclose the reasons for the differences in the amounts of compensation awarded to the named executive officers.

16.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

In response to the Staff’s comment, during 2009, Deutsche Bank and the Company concluded that the Company’s compensation policies do not motivate imprudent risk taking. The Company did not include disclosure related to Item 402(s) of Regulation S-K because the Company’s compensation policies were not determined to be “reasonably likely to have a material adverse effect on the Company.” In this regard, the Company notes that:

•	the Company does not provide equity-based incentives;

•

the cash-based retention program for Messrs. Unwin and Burge is designed to reward a successful sale or disposition of the Company in the timeframe desired by the Board of Directors or, in the absence of such sale or disposition, retain the key management talent necessary to operate the integrated resort; and

•	the Company does not offer significant short-term incentives that might drive high-risk investments at the expense of long-term Company value.

The Company’s compensation policies and practices were evaluated to ensure that they do not encourage risk taking beyond the level of risk associated with the Company’s business model. For this purpose, the Company considered the growth and return performance, and the time horizon of the Company’s overall investment; and compared them to the performance metrics and time horizon of the Company’s compensation policies and practices. Based on this assessment, the Company concluded that it has a balanced pay and performance program that does not promote excessive risk taking.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

Employment Agreements, page 40

17.	Please revise to clarify whether Mr. Burge and Mr. Hong are currently employed “at will.”

The Company has revised its disclosure as requested. Please see page 40 of the Revised Registration Statement.

Item 8. Legal Proceedings, page 44

18.	We note your statement that you believe the claims are without merit. The statement that these claims are without merit is a legal conclusion that the registrant is not qualified to make. Please revise your disclosure to omit this type of conclusory statement.

The Company has revised its disclosure as requested to omit this conclusory statement. Please see page 43 of the Revised Registration Statement.

Exhibits

19.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

The Company has filed executed copies of the Operating Agreement of Nevada Voteco LLC and the Transfer Restriction Agreement as exhibits to the Registration Statement. Please see the Exhibit Index to the Revised Registration Statement. The Company advises the Staff that the Letter Agreement, between Deutsche Bank, Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod (the “Letter Agreement”) will only become operational if and when the Company obtains the applicable approvals and licenses from the Nevada Gaming Authorities, which will occur after the effectiveness of the Registration Statement. As such, the Company does not deem it necessary or appropriate to file it as an executed agreement at this time as Deutsche Bank, through its wholly-owned subsidiaries, will continue to hold the voting interests in the Company until immediately prior to the Company obtaining the applicable approvals and licenses from the Nevada Gaming Authorities. The Company further advises the Staff that it will file an executed copy of the Letter Agreement with the Commission after the effectiveness of the Registration Statement if and when the Company obtains the applicable approvals and licensure from the Nevada Gaming Authorities.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

Item 13. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

20.	Please amend your filing to include the amount of cash paid for interest, net of amounts recorded as capitalized interest. Refer to FASB Accounting Standards Codification (“ASC”) 230-10-50-2.

The Company advises the Staff that no cash payments for interest have been made by the Company since inception. The Company has revised its disclosure on page 30 of the Revised Registration Statement, as well as in other relevant parts of the Revised Registration Statement where such disclosure was appropriate.

Notes to Consolidated Financial Statements

1. Organization and Description of the Business, page F-6

21.	We note that the Property, consisting of land and construction in progress was recognized at fair value based, in part, on an appraisal performed by a third party appraiser. Please tell us the nature and extent of the third party’s involvement during the foreclosure process. Please also tell us how such involvement impacted management’s decision making process in determining the fair value land and construction in progress at acquisition. Refer to Securities Act Rules, Compliance and Disclosure Interpretation Question 233.02.

The Company advises the Staff that management of the Company determined the fair value allocated to the Property at foreclosure. The Company engaged an independent third party appraisal company to estimate the project value upon completion, as well as on an “as is” basis. Management reviewed this appraisal with the assistance of Deutsche Bank’s Credit Risk Management - Real Estate Valuation division and made limited additional internal adjustments to reflect interest on existing condominium and prospective hotel operator cash deposits, as well as to remove duplicative costs within the appraisal. After performing internal reviews, management concluded that the appraised valuation was reasonable. The appraised value of the Property, after adjustments, was consistent with the pre-foreclosure book value of the foreclosed loan. The appraiser had no role in the actual foreclosure process other than to provide the appraisal described above.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

2. Summary of Significant Accounting Policies

(c) Impairment of Long-Lived Assets, page 29

22.	In light of the current economic environment, and specifically related to issues within the Las Vegas metropolitan area, please tell us what consideration you gave to the existence of indicators of impairment subsequent to acquiring the Property via foreclosure sale.

The Company advises the Staff that the considerations in evaluating the Property for potential impairment included, among other factors, market data on visitation trends, hotel room supply, occupancy rates, average daily rate, and revenue per available room statistics of competitors, gaming revenue trends and, overall economic conditions and indicators. The Company further advises the Staff that since The Cosmopolitan is not yet an operating entity, cash flow estimates for the Property were derived using market average data for the Las Vegas market. Based on these projections, the Company is of the view that the cash flows from the project should be sufficient for the Company to recover its investment in the Property and no impairment was indicated.

(f) Deferred Revenue, page 29

23.	Please tell us and disclose whether interest earned on escrow deposits is subject to refund. If such interest is subject to refund, please tell us how you are accounting for such earned interest. We note that currently your restricted cash balance includes the accrued interest on the non-refundable condominium sales deposits.

The Company advises the Staff that interest earned is subject to refund in the case of a proven default by the Company. The Company has also added disclosure accordingly. Please see note 1(d) “Deferred revenue,” on page 27 of the Revised Registration Statement.

6. Owner Controlled Insurance Program, page F-10

24.	We note that the company maintains an insurance program providing insurance coverage mainly for subcontractors working on the property. Please explain to us how the rollforward of your loss payout account included in your footnote disclosure meets all of the disclosure requirements of ASC 944-40-55-7. Specifically, tell us how you have met the requirement to separately disclose payments made for current period claims from those made for prior period claims.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 of the Revised Registration Statement to separately disclose payments made for current period claims from those made for prior period claims.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

May 25, 2010

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*        *        *         *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3574 or Anastasios Tomazos at (212) 735-2819.

Yours very truly,

/s/ David J. Goldschmidt

cc:	Mark Rakip
Bob Telewicz
Stacie Gorman
Anthony J. Pearl